

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

July 31, 2017

Stephen Murdoch
Chief Executive Officer
Micro Focus International plc
The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom

> **Re:** **Micro Focus International plc**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Confidentially Submitted July 17, 2017**
> **CIK No. 0001359711**

Dear Mr. Murdoch:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Where we refer to prior comments, we are referring to our letter dated June 26, 2017.

Micro Focus International plc Audited Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-6

1. Please tell us your basis for classifying Repayment of bank borrowings on the acquisitions in investing activities in fiscal 2017 while in financing activities in fiscal 2015. Tell us how your presentation complies with IAS 7.

Stephen Murdoch
Micro Focus International plc
July 31, 2017
Page 2

Notes to the Consolidated Financial Statements

2. Significant Accounting Policies

F. Exceptional Items, page F-11

2.   We note your disclosure that your accounting policy for identifying exceptional items "ensur[es] consistent treatment between favorable and unfavorable transactions impacting revenue, income and expense." Please expand your accounting policy to clarify, if true, that it also ensures consistent application from period to period. Refer to IAS 8.13.

        You may contact Mengyao Lu, Staff Accountant at (202) 551-7271, or Laura Veator, Senior Staff Accountant at (202) 551-3716, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney at (202) 551-3853 or me at (202) 551-3730 with any other questions.

                                                Sincerely,

                                                /s/ Barbara C. Jacobs

                                                Barbara C. Jacobs
                                                Assistant Director
                                                Office of Information Technologies
                                                and Services

cc: David A. Curtiss, Esq.
        Kirkland & Ellis LLP